SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                                           Commission File Number: 0-25848

                          NOTIFICATION OF LATE FILING

    |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q |_| Form N-SAR

         For Period Ended: September 29, 2002

|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Report on Form N-SAR
|_| Transition Report on Form 11-K

         For Transition Period Ended: Not applicable.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant: SLI, Inc.

Former name, if applicable: Not Applicable

Address of principal executive office: 500 Chapman Street

City, state and zip code: Canton, Massachusetts 02021





                                    PART II
                            RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         (a) The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|_|

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached, if applicable.

                                   PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         On September 9, 2002, SLI, Inc. (the "Company") and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy") in the U.S. Bankruptcy Court of the District of Delaware (the "Bankruptcy Court"). The Company and management have been required to allocate extensive time and resources to address the demands of the Bankruptcy. As a result of the Bankruptcy, the Company and management have also been required to allocate substantial time and resources in connection with the requirement imposed by the Bankruptcy Court that the Company file a motion to sell one or more lines of its businesses prior to December 15, 2002. In addition, since the filing of the Bankruptcy, the Company has not been able to retain its accountant, Ernst & Young, LLP ("E&Y"), to conduct its quarterly review of the Company's operations and financial statements, because it cannot do so without Bankruptcy Court approval. The Company currently anticipates that its motion to approve the retention of E&Y will be considered on or about December 16, 2002. Accordingly, the Company is not in a position to complete and file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2002 on a timely basis without unreasonable effort or expense.


                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         Robert J. Mancini
         Chief Financial Officer
         of SLI, Inc.                       (781)               828-2948
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         (Name)                          (Area code)     (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                          |X| Yes   |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           |X| Yes  |_|  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As a result of the Bankruptcy, the Company believes that its results of operations from the corresponding period for the last fiscal year will decrease significantly. However, for the reasons set forth in Part III hereof, the Company is not currently in a position to estimate the change in its results of operations from the corresponding period for the last fiscal year.


                                   SLI, Inc.
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                 (Name of registrants as specified in charter)

Has caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.


Date: November 13, 2002                           By: /s/ Robert J. Mancini
      ----------------------                         -------------------------
                                                      Robert J. Mancini
                                                      Chief Financial Officer



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